Filed by Memic Innovative Surgery Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MedTech Acquisition Corporation

Commission File No.: 001-39813

Memic Announces Adoption of Hominis® Surgical System at Three Leading U.S. Hospitals in Q4 2021

HCA Florida Healthcare’s Kendall Regional Medical Center, AdventHealth Celebration and The Women’s Hospital at Jackson Memorial now offer first-ever surgical robot with humanoid-shaped arms for use in transvaginal gynecological procedures

Previously announced proposed business combination with MedTech Acquisition Corporation (Nasdaq: MTAC) anticipated to close in first quarter of 2022 and Company has applied to list its ordinary shares on Nasdaq Stock Market

Tel Aviv, Israel and Fort Lauderdale, FL, January 6, 2022 – Memic Innovative Surgery Ltd. (Memic), a medical device company dedicated to transforming surgery with its proprietary surgical robotic technology, today announced that HCA Florida Healthcare’s Kendall Regional Medical Center, AdventHealth Celebration and The Women’s Hospital at Jackson Memorial have acquired the Hominis® Surgical System for use in single site, natural orifice laparoscopic-assisted transvaginal benign gynecological procedures including benign hysterectomy. Hominis is the first and only FDA-authorized surgical robot that features miniature humanoid-shaped arms, with shoulder, elbow, and wrist joints that provide human level dexterity and 360-degree articulation.

“It is essential that healthcare systems and clinicians continue to invest in innovative and disruptive technology to offer superior healthcare and optimal outcomes for patients,” said Ricardo E. Estape, MD, a practicing gynecology oncologist at Kendall Regional Medical Center and director of HCA Healthcare’s Institute for Gynecologic Oncology. “Kendall is one of the busiest robotic surgery programs in South Florida, and we are proud to be among the first in the U.S. to offer this novel system, allowing us to perform minimally invasive gynecological procedures using the transvaginal approach, which is known to offer less pain, lower infection rates, faster recovery, and no visible scarring.”

The Hominis System is designed to replicate the motions and capabilities of a surgeon’s arms. Multiple instruments can be introduced to the body through a single portal and the 360-degree articulation offers obstacle avoidance as well as optimal access and working angles. Hominis requires a much smaller footprint and costs significantly less than conventional robotic systems, making it possible for more hospitals and ambulatory surgery centers to acquire the system and offer more patients the benefits of less invasive robotic surgery. Hominis was granted de novo marketing authorization from the FDA in February 2021.

“As a leader in robotic surgery, we are always looking to bring innovative and leading edge technology to our community to enhance efficiency with surgical techniques and highlight our overall commitment to whole person health care. This technology will allow us to perform surgical techniques not feasible today and improve the surgical experience for a wide range of patients,” said Doug Harcombe, CEO at AdventHealth Celebration.

“As one of the region’s most cutting-edge surgical centers, we are excited to be adding new technology and surgical solutions that will benefit our patients,” said Joanne Ruggiero, MSN, MA, NE-BC, interim CEO of Holtz Children’s Hospital/The Women’s Hospital at Jackson Memorial. “We are proud to be among the first in the country to offer this new scarless surgery, and look forward to making an impact in the lives of our South Florida patients.”

“We are proud to partner with these leading healthcare providers to empower surgeons with a better user experience and help them better serve the thousands of women who undergo gynecologic surgery each year,” said Dvir Cohen, co-founder and chief executive officer of Memic. “These sites establish a strong foundation for expanding market adoption of Hominis, including a leading robotic surgery center of excellence, a 450-bed hospital owned by one of the largest U.S. hospital systems, and a 1,550-bed nonprofit teaching hospital affiliated with an acclaimed medical school. With their support, we are expanding our commercial footprint to increase the reach of our proprietary technology and have a positive impact on the Florida region and elsewhere as we work to expand adoption of Hominis worldwide.”

About Memic

Memic, founded in 2013 and based in Tel Aviv, Israel with a wholly owned subsidiary based in Fort Lauderdale, Florida, is a medical device company dedicated to transforming surgery with its proprietary surgical robotic technology. For more information, visit: https://memicmed.com/.

About MedTech Acquisition Corporation

MedTech Acquisition Corporation (Nasdaq: MTAC) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. MedTech has stated a focus on the medical technology industry in the United States and other developed countries.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed merger with MedTech (the "Business Combination"), Memic has filed with the SEC a registration statement on Form F-4, which includes a preliminary proxy statement/prospectus and intends to file a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of MedTech's shares of common stock in connection with the MedTech's solicitation of proxies for the vote by MedTech's stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the securities to be issued in the proposed transaction. MedTech's stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus, when available, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials will contain important information about the parties to the proposed business combination agreement, Memic, MedTech and the proposed combined company. After the registration statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of MedTech as of a record date to be established for voting on the proposed business combination and other matters as may be described in the registration statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC's website at www.sec.gov. In addition, the documents filed by MedTech may be obtained by written request to:

MedTech Acquisition Corporation

48 Maple Avenue

Greenwich, CT 06830

Participants in the Solicitation

Memic and MedTech and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from MedTech's stockholders in connection with the Business Combination under the rules of the SEC. MedTech's stockholders, Memic's shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Memic and MedTech in MedTech's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended (File No.001-39813), or Memic's Form F-4, as amended (File No. 333-259925) as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of MedTech's stockholders in connection with the Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, are included in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the Business Combination (if and when they become available). Free copies of these documents can be obtained at the SEC's website at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between MedTech and Memic. Forward-looking statements may be identified by the use of the words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the Business Combination, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Memic's and MedTech's management, are not predictions of actual performance, and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the Business Combination, including the failure to obtain approval of the stockholders of MedTech; the inability to complete the foregoing PIPE investment; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the amount of redemption requests made by MedTech’s public stockholders; the effect of the announcement or pendency of the Business Combination on Memic’s business; risks that the Business Combination disrupts current plans and operations of Memic; challenges to Memic in the manufacture, commercialization and marketing of its medical device products; the availability, adoption and use of the Hominis® Surgical System and the timing thereof; the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, the ability of Memic to grow, manage growth profitably and retain its key employees; Memic’s estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which Memic competes; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; industry risks related to the medical device and medical technology industries; competition; conditions related to Memic’s operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the ability to obtain and maintain the listing of Memic’s securities on the Nasdaq Capital Market; the price of Memic’s securities may be volatile; the ability to implement business plans, and other expectations after the completion of the Business Combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. Foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of MedTech's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended (File No. 001-39813), and MedTech's registration statement on Form S-1 (File No. 333-251037), and Memic's registration statement on Form F-4, as amended (File No. 333-259925), and other documents should be carefully considered, if and when filed by Memic or MedTech from time to time with SEC. If any of these risks materialize or these assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Memic nor MedTech presently know or that Memic and MedTech currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect Memic's and MedTech's expectations, plans or forecasts of future events and views as of the date they are made. Memic and MedTech anticipate that subsequent events and developments will cause Memic's and MedTech's assessments to change. While Memic and MedTech may elect to update these forward-looking statements at some point in the future, Memic and MedTech specifically disclaim any obligation to do so, unless required by applicable law.

Any financial information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Memic's and MedTech's control. The inclusion of financial information or projections in this communication should not be regarded as an indication that Memic or MedTech, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in MedTech and is not intended to form the basis of an investment decision in MedTech. All subsequent written and oral forward-looking statements concerning MedTech and Memic, the Business Combination or other matters and attributable to MedTech and Memic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Media Contact:

Lynn Granito

Berry & Company Public Relations

lgranito@berrypr.com

973-818-3732

Investor Contact:

Greg Chodaczek

Gilmartin Group

greg@gilmartinir.com

347-620-7010